Filed by Meritor Automotive, Inc.
                           pursuant to Rule 425 under the Securities Act of 1933
                                  and deemed filed pursuant to Rule 14a-12 under
                                         the Securities and Exchange Act of 1934

                                       Subject Company: Meritor Automotive, Inc.
                                                     Commission File No. 1-13093


The following materials were presented to Meritor employees on April 20, 2000:


                          ACTION SINCE THE ANNOUNCEMENT

          [ARVIN LOGO]

                                [Diagram of star]

                                                         [MERITOR LOGO]

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                               ARVINMERITOR MERGER

                [Photographs of Arvin and Meritor headquarters]

What was the initial reaction from customers and investors?

How was the name chosen?

How has Wall Street reacted to the announcement?

What happens next?

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                                  SALES TARGET

               [Bar chart illustrating sales target (in billions)]

1994..........................  $2.65
1995..........................  $3.13
1996..........................  $3.14
1997..........................  $3.31
1998..........................  $3.84
1999..........................  $4.45

2004f
8% growth per year............ approximately $7.0
16% growth per year........... $10.0
21% growth per year........... $12.0
CRITICAL MASS................. $10.0 - $12.0

[Oval graphic with text regarding combined sales of ArvinMeritor]
$7.5 BILLION COMBINED SALES


            ARVINMERITOR MERGER MOVES US CLOSER TO OUR CRITICAL MASS

                         CAUTIONARY STATEMENT CONCERNING
                           FORWARD-LOOKING STATEMENTS

This presentation contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to those detailed from time to time in Arvin's and Meritor's Securities and Exchange Commission filings. Such risks and uncertainties also include: materially adverse changes in economic conditions in the markets in which the companies operate; costs related to the merger; substantial delay in the expected closing of the merger; and the risk that Arvin's and Meritor's businesses will not be integrated successfully.

                       INVESTOR AND SECURITYHOLDER ADVICE

Meritor and Arvin plan to file a joint proxy statement/prospectus and other relevant documents concerning the merger with the Securities and Exchange Commission (the "Commission"). WE URGE INVESTORS AND SECURITYHOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and securityholders will be able to obtain free copies of these documents at the Commission's website at www.sec.gov. In addition, documents filed with the Commission by Meritor will be available free of charge from Meritor (at Meritor's website at www.meritorauto.com) or by contacting Bonnie Wilkinson, 2135 W. Maple Road, Troy, MI 48084; telephone (248) 435-0762. Documents filed with the Commission by Arvin will be available free of charge from Arvin (at Arvin's website at www.arvin.com) or by contacting Ronald R. Snyder, One Noblitt Plaza, Columbus, IN 47202; telephone (812) 379-3982.

INVESTORS AND SECURITYHOLDERS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

Meritor, Arvin and their respective officers and directors may be deemed to be participants in the solicitation of proxies from their shareholders with respect to the transactions contemplated by the agreement and plan of reorganization. Information concerning the participants in the solicitation will be set forth in the joint proxy statement/prospectus when it is filed with the Commission.